On February 2, 2007, the Fund acquired the assets and certain liabilities of Legg Mason Partners Multiple
Discipline Funds Large Cap Growth and Value, Legg Mason
Partners Multiple Discipline Funds Global All Cap Growth and Value, Legg Mason Partners Multiple Discipline Funds
All Cap and International, and Legg Mason Partners Growth and Income Fund (collectively, the "Acquired Funds") pursuant to a plan of reorganization approved by shareholders of the Acquired Funds on January 19, 2007.